Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share (Unaudited)

For the Three Months Ended March 31, 2015 and 2014

(Amounts in thousands, except per share data)

	Three Months Ended
	March 31,
	2015	2014

Basic:

Net income	$34,275	$28,366
Weighted average number of common shares during the period	41,950	41,180

Net income per share – basic	$0.82	$0.69

Diluted:

Net income	$34,275	$28,366
Weighted average number of common shares during the period	41,950	41,180
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	144	218
Common stock units related to deferred compensation for employees	58	113
Restricted common stock units related to incentive compensation	148	748
Total common and common equivalent shares adjusted to calculate diluted earnings per share	42,300	42,259

Net income per share – diluted	$0.81	$0.67